Exhibit 99.5

Cash-Settled Restricted Stock Unit Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Date of Grant:	[DATE]
Name of Participant:	[NAME]
Number of Cash-Settled Units:	[QUANTITY]

Penguin Solutions, Inc., a Delaware corporation (the “Company”), hereby grants, as of the date of grant set forth above (the “Grant Date”), the number of restricted stock units set forth above (the “RSUs”), with each RSU representing the right to receive the cash equivalent value of a share of common stock (a “Share”) of the Company, to the above-named participant (“Participant”) pursuant and subject to the terms of the Penguin Solutions, Inc. Amended and Restated 2017 Stock Incentive Plan (the “Plan”) and subject to the terms and conditions set forth in this Cash-Settled Restricted Stock Unit Award Agreement, including any appendices attached hereto (collectively, the “Agreement”).

Capitalized terms not otherwise defined herein shall have the same meaning set forth in the Plan.

1. Vesting. The RSUs shall vest and become payable in cash as follows: [INSERT VESTING SCHEDULE]. Notwithstanding the foregoing, the RSUs may be subject to other vesting terms to the extent expressly provided in a written Employment Agreement with Participant, if the terms of such Employment Agreement have been approved by the Committee.

2. Forfeiture of Unvested RSUs. Except as expressly provided in a written Employment Agreement with Participant to the contrary, the terms of which have been approved by the Committee, (i) immediately upon termination of Participant’s employment or service for any reason (including death or disability), if and to the extent that the RSUs remain subject to the satisfaction of service conditions as of the time of such termination, such RSUs shall be forfeited without consideration; and (ii) to the extent that the RSUs are subject to the achievement of certain performance criteria or performance conditions with respect to a Performance Period, in each case as designated in Section 1 above, that are not achieved as of the closing of such Performance Period, then any portion of the RSUs subject to the achievement of such performance criteria or performance conditions which were not achieved, shall be forfeited. The Company shall have the exclusive discretion to determine the date of termination of Participant’s employment or service for purposes of the forfeiture of unvested RSUs pursuant to Section 2(i) hereof, including whether Participant may still be considered to be in employment or service while on a leave of absence or during any applicable notice period.

3. Cash Settlement of RSUs. RSUs granted to Participant shall, once vested, be settled in cash in an amount equal to the Fair Market Value of the number of Shares corresponding to the applicable number of vested RSUs on the applicable vesting date. Such cash payment will be delivered on, or as soon as practicable following, the applicable vesting date of the RSUs, notwithstanding any payment timing terms to the contrary in any Employment Agreement (but in no event later than the deadline required to comply with the “short-term deferral” exemption under Section 409A of the Code). As a condition to such payment, Participant shall have satisfied his or her obligations with respect to Tax-Related Items as specified in Section 4 of this Agreement and shall have completed, signed and returned any documents and taken any additional action that the Company deems appropriate to enable it to accomplish the delivery of the payments.

4. Tax Withholding.

(a) Regardless of any action the Company or, if different, any Affiliate that employs Participant (the “Employer”) takes with respect to any or all income, income tax, social insurance, payroll tax, payment on account or other tax-related withholding items related to Participant’s participation in the Plan and legally applicable to Participant (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount (if any) actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant, vesting, value or settlement of the RSUs, and (ii) do not commit to and are under no obligation to structure the terms of this Agreement, the grant or any aspect of the RSUs to reduce or eliminate Participant’s liability for Tax-Related Items or to achieve a particular tax result. Further, if Participant is subject to tax in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b) Any withholding obligations with respect to Tax-Related Items incurred in connection with the RSUs shall be satisfied in one or more of the following manners, as determined by the Company in its discretion: (i) by the Company or the Employer withholding cash that would otherwise be payable under the RSUs; or (ii) by payment by Participant to the Company or the Employer by wire or by check (which amount shall be due within two (2) business days following the day the applicable taxable event arises, unless otherwise determined by the Company).

(c) The Company or the Employer may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum rates applicable in Participant’s jurisdiction, in which case Participant may receive a refund of any over-withheld amount in cash or, if not refunded, Participant may need to seek a refund from the applicable tax authority. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or the Employer.

5. Restrictions on Transfer. Except as expressly required by applicable law, Participant understands and agrees that the RSUs may not be sold, given, transferred, assigned, pledged or otherwise hypothecated and any attempt to sell, give, transfer, assign, pledge or otherwise hypothecate all or any portion of the RSUs will be void and wholly without effect. Notwithstanding the foregoing, a transfer of the RSUs will be effective if and to the extent permitted by the Committee in its sole discretion in response to a written Participant request, subject to compliance with applicable law.

6. Stockholder Rights. Participant will have no voting or other rights as the Company’s other stockholders with respect to the RSUs and will not receive any Shares on vesting of the RSUs.

7. No Employment/Service Rights. Neither this Agreement nor the grant of the RSUs shall (a) create a right to, or be interpreted as forming an employment or service contract with the Company or any Affiliate, or a right to continue in the employ or service of the Company or any Affiliate; or (b) interfere in any way with the right of the Company or any Affiliate to determine the terms of Participant’s employment or service and to terminate Participant’s employment or service.

8. Nature of the Grant. In accepting the grant of these RSUs, Participant acknowledges, understands and agrees as follows:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and, to the extent permitted by the Plan, it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b) the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock units, or other awards or benefits in lieu of restricted stock units, even if restricted stock units have been granted in the past;

(c) all decisions with respect to future restricted stock unit grants or other awards or benefits, if any, will be at the sole discretion of the Committee;

(d) Participant is voluntarily participating in the Plan;

(e) the RSUs and the income from and value of same, are not intended to replace any pension rights or pension compensation;

(f) the RSUs and the income from and value of same, are not part of, or normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, payment in lieu of notice, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, leave-related payments, non-U.S. pension or retirement or welfare benefits or similar mandatory payments;

(g) the future value of the underlying Shares is unknown and cannot be predicted;

(h) no claim or entitlement to compensation or damages shall arise from forfeiture of RSUs resulting from termination of Participant’s employment or service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or provides services or the terms of Participant’s Employment Agreement, if any) or from any forfeiture of RSUs or recoupment of Shares resulting from the application of a Recoupment Policy (as defined below) or any other forfeiture or recoupment pursuant to Section 9 of this Agreement;

(i) Unless otherwise agreed with the Company, the RSUs and the income from and value of same, are not granted as consideration for, or in connection with, the service Participant may provide as a director of an Affiliate; and

(j) If Participant’s local currency is not the U.S. Dollar, neither the Company nor any Affiliate shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the U.S. Dollar that may affect the value of the RSUs or of any amounts due to Participant pursuant to the settlement of the RSUs.

9. Recoupment. The RSUs, whether unvested or vested, and any cash paid on vesting of the RSUs, shall be subject to deduction, forfeiture or recoupment to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards or under any associated Company recoupment policy, including, without limitation, the Penguin Solutions, Inc. Clawback Policy (collectively, a “Recoupment Policy”). In order to satisfy any recoupment obligation arising under a Recoupment Policy or otherwise under applicable laws, rules, regulations or stock exchange listing standards, among other things, Participant expressly and explicitly authorizes the Company to issue instructions, on Participant’s behalf, to any brokerage firm or stock plan service provider engaged by the Company to hold any amounts acquired pursuant to the RSUs to re-convey, transfer or otherwise return such amounts to the Company upon the Company’s enforcement of the Recoupment Policy.

10. Terms of Plan, Interpretations. This Agreement and the terms and conditions herein set forth are subject in all respects to the terms and conditions of the Plan, which shall be controlling; provided, that in the event of a conflict between Section 4 hereof and Section 15(g) of the Plan regarding the satisfaction of withholding tax liabilities, the provisions of Section 4 hereof shall control. All interpretations or determinations of the Committee shall be binding and conclusive upon Participant and Participant’s legal representatives on any question arising hereunder. Participant acknowledges that Participant has received and reviewed a copy of the Plan.

11. Notices. The Company may require any notice hereunder to be transmitted, submitted or received, by the Company or Participant, electronically in accordance with the procedures established by the Company for such notice. Otherwise, all notices hereunder to the party shall be delivered or mailed to the following addresses:

If to the Company:

Penguin Solutions, Inc.

Attn: Stock Plan Administrator

39870 Eureka Drive

Newark, California 94560

If to Participant:

At the last address for Participant in the Company’s records.

Such addresses for the service of notices may be changed at any time provided notice of such change is furnished in advance to the other party.

12. Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter contained herein. This Agreement together with the Plan supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without application of the conflict of laws principles thereof. For purposes of litigating any dispute that arises directly or indirectly from or relates to the RSUs granted under the Plan and/or this Agreement, the Company and Participant submit to the exclusive jurisdiction of the State of Delaware, U.S.A., and agree that such litigation shall be conducted only in the courts of the State of Delaware or the federal courts located in Delaware, and no other courts.

14. Code Section 409A. The parties intend that this Agreement and the benefits provided hereunder be exempt from the requirements of Section 409A of the Code (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof, “Section 409A”) to the maximum extent possible. However, to the extent that the RSUs (or any portion thereof) may be subject to Section 409A, the parties intend that this Agreement and such benefits comply with the deferral, payout, and other limitations and restrictions imposed under Section 409A and this Agreement shall be interpreted, operated and administered in a manner consistent with such intent. Notwithstanding any other provision of the Plan or this Agreement, the Committee shall have the right in its sole discretion (without any obligation to do so or to indemnify Participant or any other person for failure to do so) to adopt such amendments to the Plan or this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Committee determines are necessary or appropriate either for the RSUs to be exempt from the application of Section 409A or to comply with the requirements of Section 409A. For purposes of the Plan and this Agreement, to the extent necessary to avoid accelerated taxation and/or tax penalties under Section 409A, a termination of employment shall not be deemed to have occurred for purposes of settlement of any portion of the RSUs unless such termination constitutes a “separation from service” within the meaning of Section 409A. Each amount to be paid under this Agreement shall be construed as a separately identified payment for purposes of Section 409A. In addition, notwithstanding anything herein to the contrary, if upon termination of employment, a Participant is deemed to be a “specified employee” within the meaning of that term under Section 409A, then, to the extent the settlement of the RSUs following such termination of employment is considered the payment of “non-qualified deferred compensation” under Section 409A payable on account of a “separation from service” that is not exempt from Section 409A, such settlement shall be delayed until the date that is the earlier of (i) the expiration of the six-month period measured from the date of such “separation from service” or (ii) the date of Participant’s death.

15. Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan and on the RSUs, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

16. Appendix A. Participant’s participation in the Plan is subject to the applicable data privacy terms attached hereto in Appendix A. Moreover, if Participant relocates into or out of the European Economic Area or the United Kingdom, the Company will determine the application of the data privacy terms as necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Agreement.

17. Appendix B. Notwithstanding any provisions in this Agreement, the RSU grant shall be subject to any additional or modified terms and conditions for Participant’s country set forth in Appendix B hereto. Moreover, if Participant relocates to one of the countries included in Appendix B, the terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix B constitutes part of this Agreement.

18. No Advice Regarding Grant. The Company and its Affiliates are not providing any tax, legal or financial advice, nor making any recommendations regarding Participant’s participation in the Plan. Participant should consult with his or her own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

19. Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan by electronic means or to request Participant’s consent to participate in the Plan by electronic means. By participating in the Plan, Participant consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

20. Language. If Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control, unless otherwise required by applicable law.

21. Waiver. Participant acknowledges that a waiver by the Company of a breach of any provision of this Agreement or the Plan shall not operate or be construed as a waiver of any other provision of this Agreement or the Plan, or of any subsequent breach by Participant or any other Person who holds outstanding RSUs or other Awards under the Plan.

22. Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Appendix A to the

Cash-Settled Restricted Stock Unit

Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Data Privacy Terms for Participants outside the U.S.

These data privacy terms govern the RSUs granted to Participant under the Plan. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan and/or in the Agreement.

By participating in the Plan and accepting the grant of the RSUs, Participant provides the consents and acknowledgements set forth in this Appendix A with respect to the collection, processing and use of Data (as defined below) by the Company and its Affiliates and the transfer of Data to the recipients mentioned herein, including recipients located in countries which do not provide an adequate level of protection from a European (or other non-U.S.) data protection law perspective, for the purposes of implementing, administering and managing the Plan. If Participant does not wish to provide such consents and acknowledgments, Participant may notify the Company, at any time, that Participant rejects the RSUs and requests the cancellation of the RSUs by the Company.

1.	For Participants in the European Union / European Economic Area and the United Kingdom

(a) Data Processing and Legal Basis. The Company and the Employer may collect, process and use certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, email address, date of birth, social insurance number, passport or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all RSUs under the Plan or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor (collectively “Data”), for the purposes of implementing, administering and managing the Plan. The legal basis, where required, for the processing of Data is Participant’s consent.

(b) Stock Plan Administration Service Providers. The Company transfers Data, or parts thereof, to Morgan Stanley Smith Barney LLC and its affiliates, including E*TRADE Financial Corporate Services, Inc. (collectively, “Morgan Stanley”), an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Plan and Participant consents to the Company’s transfer of Data to Morgan Stanley for this limited purpose. In the future, the Company may select a different service provider and may share Data with such different service provider that serves in a similar manner.

(c) International Data Transfers. Participant understands that, as of the date hereof, any third parties assisting in the implementation, administration and management of the Plan, such as Morgan Stanley, are based in the United States. Participant understands and acknowledges that his or her country has enacted data privacy laws that are different from the laws of the United States. As a result, in the absence of appropriate safeguards such as standard data protection clauses, the processing of Participant’s Data in the United States or, as the case may be, other countries might not be subject to substantive data processing principles or supervision by data protection authorities. In addition, Participant might not have enforceable rights regarding the processing of his or her Data in such countries.

To the extent applicable to Participant, the Company provides appropriate safeguards for protecting Data that it receives in the United States through its adherence to data transfer agreements entered into between the Company and Affiliates within the European Union and European Economic Area. Otherwise, where required, the Company’s legal basis for the transfer of Data is Participant’s consent.

(d) Data Retention. Participant understands that the Company will use Data only as long as is necessary to implement, administer and manage Participant’s participation in the Plan, or to comply with legal or regulatory obligations, including under tax and securities laws. In the latter case, Participant understands and acknowledges that the Company’s legal basis for the processing of Data would be compliance with relevant laws or regulations.

(e) Voluntariness and Consequences of Denial/Withdrawal of Consent. Participation in the Plan is voluntary and Participant is providing the consents herein on a purely voluntary basis. Participant understands that he or she may withdraw consent at any time with future effect for any or no reason. If Participant does not consent, or if Participant later seeks to revoke consent, Participant’s salary from or employment or service with the Employer will not be affected; the only consequence of refusing or withdrawing consent is that the Company would not be able to grant RSUs to Participant or administer or maintain Participant’s participation in the Plan.

(f) Data Subject Rights. Participant understands that data subject rights vary depending on the applicable law and that, depending on where Participant is based and subject to the conditions set out in the applicable law, Participant may have, without limitation, the rights to (i) request access or copies of Data the Company processes, (ii) rectification of incorrect Data, (iii) anonymization, blocking or deletion of Data, (iv) restrictions on processing of Data, (v) portability of Data, (vi) lodge complaints with competent authorities in Participant’s jurisdiction, and/or (vii) receive a list with the names and addresses of any potential recipients of Data. To receive clarification regarding these rights or to exercise these rights, Participant understands that he or she can contact Participant’s local human resources representative.

(g) Alternative Basis for Data Processing and Transfer. Participant understands that the Company may rely on a different legal basis for the processing or transfer of Data in the future and/or request that Participant provide another data privacy consent form. If applicable and upon request of the Company, Participant agrees to provide an executed acknowledgement or data privacy consent form to the Employer or the Company (or any other acknowledgements, agreements or consents that may be required by the Employer or the Company) that the Company and/or the Employer may deem necessary to obtain under the data privacy laws in Participant’s country, either now or in the future. Participant understands that he or she will not be able to participate in the Plan if Participant fails to execute any such acknowledgement, agreement or consent requested by the Company and/or the Employer.

2.	For Participants Outside the European Union / European Economic Area and the United Kingdom

(a) Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Participant’s personal Data as described herein by and among, as applicable, the Company and its Affiliates (including any of their respective payroll and Plan administrators), wherever they may be located, (collectively, the “Data Recipients”) for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that the Data Recipients will collect, hold, and process certain personal information about Participant (which Data includes, without limitation, Participant’s name, home address, telephone number, date of birth, nationality and job detail and details of the Award granted hereunder and any other Awards granted to Participant).

(b) The Data Recipients will treat Participant’s personal Data as private and confidential and will not disclose such Data for purposes other than the management and administration of Participant’s participation in the Plan and will take reasonable measures to keep such personal Data private, confidential, accurate and current.

(c) Where the transfer is to a destination outside the jurisdiction in which Participant resides, the Company and its Affiliates (including any of their Data Recipients) shall take reasonable steps to ensure that such personal data continues to be adequately protected and securely held. Nonetheless, by accepting the Award granted hereunder, Participant acknowledges that personal Data about Participant may be transferred to a jurisdiction that does not offer the same level of protection as the jurisdiction in which Participant resides. Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. Participant authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom he or she may elect to deposit any Shares acquired pursuant to the Plan. Participant understands that his or her personal Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan or to comply with legal or regulatory obligations, including under tax and securities laws.

(d) Participant may, at any time, view his or her personal Data, require any necessary corrections to it or withdraw Participant’s consent by contacting the Secretary of the Company. Participant understands, however, that refusing or withdrawing his or her consent may affect his or her ability to participate in the Plan. For more information on the processing of personal Data, including the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

(e) Participant understands that data subject rights vary depending on the applicable law and that, depending on where Participant is based and subject to the conditions set out in the applicable law, Participant may have, without limitation, the rights to (i) request access or copies of Data the Company processes, (ii) rectification of incorrect Data, (iii) anonymization, blocking or deletion of Data, (iv) restrictions on processing of Data, (v) portability of Data, and/or (vi) lodge complaints with competent authorities in Participant’s jurisdiction. To receive clarification regarding these rights or to exercise these rights, Participant understands that he or she can contact Participant’s local human resources representative.

Appendix B to the

Cash-Settled Restricted Stock Unit Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Country-Specific Terms

These country-specific terms govern the Agreement and the RSUs granted to Participant under the Plan. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan and/or in the Agreement.

AUSTRALIA

There are no country-specific provisions.

BELGIUM

There are no country-specific provisions.

CHINA

There are no country-specific provisions.

FRANCE

RSUs Not Tax-Qualified. The RSUs are not intended to be French tax-qualified.

Language Consent. In accepting the RSUs, Participant confirms having read and understood the documents relating to the RSUs (the Plan and the Award Agreement including this Appendix), which were provided in English. Participant accepts the terms of those documents accordingly.

Consentement Relatif à la Langue Utilisée. En acceptant cette Attribution, le Participant confirme avoir lu et compris les documents relatifs à cette Attribution (le Plan, le Contrat d’Attribution incluant cette Annexe), qui ont été remis en langue anglaise. Le Participant accepte les termes de ces documents en conséquence.

GERMANY

There are no country-specific provisions.

INDIA

There are no country-specific provisions.

INDONESIA

Language Consent. By accepting the RSUs, Participant (i) confirms having read and understood the documents relating to the grant (i.e., the Plan and the Agreement) which were provided in the English language, (ii) accepts the terms of those documents accordingly, and (iii) agrees not to challenge the validity of this document based on Law No. 24 of 2009 on National Flag, Language, Coat of Arms and National Anthem or the implementing Presidential Regulation (when issued).

Dengan menerima pemberian Unit Saham Terbatas ini, Peserta (i) memberikan konfirmasi bahwa dirinya telah membaca dan memahami dokumen-dokumen berkaitan dengan pemberian ini (yaitu, Perjanjian Penghargaan dan Program) yang disediakan dalam Bahasa Inggris, (ii) menerima persyaratan di dalam dokumen-dokumen tersebut, dan (iii) setuju untuk tidak mengajukan keberatan atas keberlakuan dari dokumen ini berdasarkan Undang-Undang No. 24 Tahun 2009 tentang Bendera, Bahasa dan Lambang Negara serta Lagu Kebangsaan ataupun Peraturan Presiden sebagai pelaksanaannya (ketika diterbitkan).

ITALY

Plan Document Acknowledgment. By accepting the RSUs, Participant acknowledges that he or she has received a copy of the Plan and the Agreement and has reviewed the Plan and the Agreement, including Appendix A and Appendix B, in their entirety and fully understands and accepts all provisions thereof.

Participant further acknowledges that he or she has read, understands and specifically and expressly accepts the following sections of the Agreement: Section 1: Vesting; Section 3: Cash Settlement of RSUs; Section 4: Tax Withholding; Section 5: Restrictions on Transfer; Section 7: No Employment/Service Rights; Section 8: Nature of the Grant; Section 13: Governing Law; and Section 1 of Appendix A: Data Privacy Terms For Participants in the European Union / European Economic Area and the United Kingdom.

KOREA

There are no country-specific provisions.

NETHERLANDS

There are no country-specific provisions.

SOUTH AFRICA

There are no country-specific provisions.

SPAIN

Acknowledgment and Waiver. The following provision supplements Section 8 of the Agreement:

By accepting the grant of RSUs, Participant acknowledges that Participant consents to participation in the Plan and has received a copy of the Plan.

Participant understands that the Company has unilaterally, gratuitously and discretionally decided to grant RSUs under the Plan to individuals who may be employees or other service providers of the Company or its Affiliates throughout the world. The decision is a limited decision that is entered into upon the express assumption and condition that:

(a)	any grant will not economically or otherwise bind the Company or any of its Affiliates on an ongoing basis except as provided in the Plan;

(b)

the RSUs or the cash acquired upon vesting shall not become a part of any employment contract (either with the Company or any of its Affiliates) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation) or any other right whatsoever; and

(c)	unless otherwise provided in the Agreement, the RSUs will be forfeited upon Participant’s termination of employment or service for any reason, as detailed below.

In addition, Participant understands that this grant would not be made to Participant but for the assumptions and conditions referred to above; thus, Participant acknowledges and freely accepts that should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then the RSUs shall be null and void.

Further, Participant understands that the RSUs are a conditional right to receive a cash payment equal to the Fair Market Number of a corresponding number of Shares and can be forfeited in the case of, or affected by, Participant’s termination of employment or service. This will be the case, for example, even if (i) Participant is considered to be unfairly dismissed without good cause; (ii) Participant is dismissed for disciplinary or objective reasons or due to a collective dismissal; (iii) Participant terminates employment or service due to a change of work location, duties or any other employment or contractual condition; (iv) Participant terminates employment or service due to unilateral breach of contract of the Company, the Employer, or any other Affiliate; or (v) Participant’s employment or service terminates for any other reason whatsoever. Consequently, upon termination of Participant’s employment or service for any of the reasons set forth above, Participant may automatically lose any rights to the unvested RSUs granted to him or her as of the date of Participant’s termination of employment, as described in the Plan and the Agreement.

UNITED ARAB EMIRATES

There are no country-specific provisions.